Exhibit 99.1

NANO-X IMAGING LTD

The Ofer Tech Park, 94 Shlomo Shmeltzer Road

Petach Tikva, Israel 4970602

SUPPLEMENT TO PROXY STATEMENT FOR SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on November 25, 2026

This supplement (this “Supplement”) supplements and should be read together with the Notice of Special General Meeting of Shareholders and the Proxy Statement, each dated October 28, 2026 (together, the “Proxy Statement”), of Nano-X Imaging Ltd (“we”, “us”, “Nanox”, “our company”, or the “Company”), relating to the Company’s special general meeting of shareholders (the “Meeting”) to be held at the Company’s offices at The Ofer Tech Park, 94 Shlomo Shmeltzer Road, Petach Tikva, Israel 4970602. The Meeting was originally scheduled for Wednesday, November 18, 2026, at 2:00 p.m. Israel time (7:00 a.m. ET), but has been postponed by one week, given the limited time remaining prior to that original date, and will be held on Wednesday, November 25, 2026, at 2:00 p.m. Israel time (7:00 a.m. ET).

The Proxy Statement served as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on October 28, 2026 (the “Original Form 6-K”) (which was the second Form 6-K furnished by the Company to the SEC on that day). Capitalized terms used but not defined in this Supplement have the meanings given to them in the Proxy Statement.

Background to this Supplement; Board Nomination Agreement

On November 11, 2026, the Company entered into a board nomination agreement with Moshe Moalem (the “Subject Shareholder”), a shareholder of the Company (the “Board Nomination Agreement”), to which Tanir Corporation, a wholly owned and controlled company of the Subject Shareholder, became party for certain limited purposes. The material terms of the Board Nomination Agreement are described in the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on November 12, 2026 (the “Supplementing Form 6-K”), and that agreement serves as Exhibit 99.3 to the Supplementing Form 6-K.

Among the terms of the Board Nomination Agreement, the Company agreed to revise Proposal 1 for the Meeting as described below under “Revision to Amount of Authorized Share Capital Increase Under Proposal 1”. References in this Supplement to “Revised Proposal 1” are to Proposal 1, as revised by this Supplement. Under the Board Nomination Agreement, the Company furthermore agreed to add a new proposal, Proposal 3, to the agenda for the Meeting (“Proposal 3” or the “Chairman Article Amendment Proposal”), which is described below under “Addition of Proposal 3— Chairman Article Amendment Proposal”.

Furthermore, in light of the time needed for, in primary part, the negotiation of the Board Nomination Agreement, which significantly impacted the agenda for the Meeting and therefore prevented the Company from distributing final-form proxy materials for the Meeting, our Board of Directors (the “Board” or “Board of Directors”) has postponed the date of the Meeting by one week, to Wednesday, November 25, 2026. That new date for the Meeting is reflected in this Supplement. The Board believes that the additional week will provide ample time for shareholders to review the Company’s proxy materials for the Meeting, consider the updated agenda, and submit proxy cards or voting instructions on all matters covered by that agenda.

Revision to Amount of Authorized Share Capital Increase Under Proposal 1

The Proxy Statement describes Proposal 1 as an increase to the Company’s authorized share capital by NIS 3,000,000 (that is, by 300,000,000 ordinary shares, par value NIS 0.01 per share), so that the Company’s total authorized share capital following the increase would be NIS 4,500,000, comprised of 450,000,000 ordinary shares, par value NIS 0.01 per share.

As agreed by the Company under the Board Nomination Agreement, our Board of Directors (the “Board” or “Board of Directors”) has revised Proposal 1 to reduce the amount of the proposed increase to our authorized share capital under our articles of association, as amended (the “Articles”). As revised, Proposal 1 asks shareholders to approve an increase to the Company’s authorized share capital by NIS 2,000,000— that is, by 200,000,000 ordinary shares, par value NIS 0.01 per share— so that the Company’s total authorized share capital following the increase would be NIS 3,500,000, comprised of 350,000,000 ordinary shares, par value NIS 0.01 per share.

The foregoing number of shares constituting the increase, and the total number of shares following the increase, will be decreased proportionately to the ratio at which the Company may subsequently effect a reverse share split of the ordinary shares, to the extent that Proposal 2 at the Meeting (which authorizes the Board to carry out a reverse share split at a ratio in a range between 1-for-20 and 1-for-50 (inclusive) during the 18 months following the Meeting) is approved, while the par value of the ordinary shares will be increased proportionately to the ratio of such a reverse share split.

Addition of Proposal 3— Chairman Article Amendment Proposal

Under the Board Nomination Agreement, we agreed with the Subject Shareholder to add the Chairman Article Amendment Proposal to the agenda for the Meeting. A description of that proposal is set forth immediately below.

PROPOSAL 3

CHAIRMAN ARTICLE AMENDMENT PROPOSAL

Background

Under the existing Article 49 of our Articles, the Board of Directors, by a decision taken by a majority of the directors, may from time to time elect one of its members to be the Chairman of the Board, or remove such Chairman from office and appoint another in his or her place. As part of our understanding with the Subject Shareholder that is reflected in the Board Nomination Agreement, the majority needed to remove the Chairman from his or her position was to be proposed for increase—to a two-thirds supermajority of all directors then in office who are legally entitled to vote on that removal.

In addition to changing the majority of directors required to approve the removal of the Company’s Chairman of the Board, the proposed amended and restated Article 49 of the Articles provides additional clarifications as to how the supermajority of directors is calculated, when the supermajority requirement does not apply, and rules concerning the Chairman’s usual presiding at meetings of the Board.

The foregoing description is not complete. The proposed amendments to Article 49 effected by the Chairman Article Amendment Proposal are set forth in their entirety in the text of the amended and restated Article 49, which serves as Annex A to this Supplement, which is incorporated by reference herein.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 3 at the Meeting:

“RESOLVED, that Article 49 of the Company’s Articles, which addresses the appointment and removal of the Company’s Chairman of the Board be, and hereby is, amended as set forth in Annex A to the Supplement, dated November 11, 2026, to the Notice of Special General Meeting of Shareholders and the Proxy Statement, each dated October 28, 2026.”

Required Vote

Approval of the Chairman Article Amendment Proposal (and the related amendment to Article 49 of the Articles) requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, excluding abstentions and broker non-votes.

Board Recommendation

Our Board of Directors unanimously recommends a vote “FOR” the foregoing resolution approving the amendment and restatement of Article 49 of the Articles which, among other things, requires a supermajority of directors then serving to remove the Chairman of the Board from his or her position.

Revised Agenda

The complete agenda of the Meeting, as revised (as described in this Supplement), is as follows:

1.	Approval of an amendment to Article 6 of the Articles that will increase the authorized share capital of the Company by NIS 2,000,000 (that is, by 200,000,000 ordinary shares, par value NIS 0.01 per share) such that the total authorized share capital of the Company following the increase will be NIS 3,500,000, comprised of 350,000,000 ordinary shares, par value NIS 0.01 per share.

2.	Approval of a framework for a reverse share split of the Company’s ordinary shares at a ratio in a range between 1-for-20 and 1-for-50 (inclusive), to be effected at the discretion of, and at such ratio and on such date as shall be determined by, the Company’s Board, within 18 months following the Meeting, and to amend our amended and restated articles of association accordingly (unchanged).

3.	Approval of an amendment to Article 49 of the Articles in order to generally require a two-thirds supermajority of directors then serving to remove the Chairman of the Board from his or her position, and such other related provisions as are set forth in the proposed text of Article 49 serving as Annex A to the Supplement.

Amendments to the Proxy Statement

In order to modify the Proxy Statement to reflect the changes described in this Supplement, the text of the Proxy Statement is amended as follows:

1. Size of the Increase. Each reference in the Notice of Special General Meeting of Shareholders, under “Overview of Special General Meeting—Proposals”, and in Proposal 1 to an increase of the Company’s authorized share capital by NIS 3,000,000 (300,000,000 ordinary shares) to NIS 4,500,000 (450,000,000 ordinary shares) is replaced with a reference to an increase of the Company’s authorized share capital by NIS 2,000,000 (200,000,000 ordinary shares) to NIS 3,500,000 (350,000,000 ordinary shares). The foregoing numbers of ordinary shares, and par value, will be subject to adjustment to the extent any reverse share split is effected pursuant to Proposal 2.

2. Addition of Proposal 3. Each reference in the Notice of Special General Meeting of Shareholders, under “Overview of Special General Meeting—Proposals”, and under “Overview of Special General Meeting—Vote Required for Approval of the Proposals” to the proposals to be presented at the Meeting shall be deemed to add Proposal 3.

3. Purposes and Depletion of Available Share Capital. The disclosure under “Proposal 1—Purposes of the Proposed Increase to Authorized Share Capital and Effect of Shareholder Approval” and “Proposal 1—Depletion of Remaining Authorized, Available Share Capital” is amended to reflect the reduced size of the proposed increase, and the statement that the originally proposed increase of 300 million additional authorized ordinary shares represented the estimated minimum level needed to enable the Company to continue to finance its business is replaced by a reference to the proposed increase of 200 million additional authorized ordinary shares. Under “Proposal 1—Effects of Increase in Authorized Share Capital,” the reference to NIS 4,500,000 divided into 450,000,000 ordinary shares is replaced with a reference to NIS 3,500,000 divided into 350,000,000 ordinary shares.

4. Proposed Resolution and Board Recommendation. The proposed resolution and Board recommendation under Proposal 1 are replaced in their entirety with the following:

“RESOLVED, to approve an amendment to the Articles to increase the authorized share capital of the Company by NIS 2,000,000, consisting of 200,000,000 ordinary shares of NIS 0.01 par value per share, such that the total authorized share capital of the Company following the increase will be NIS 3,500,000 divided into 350,000,000 ordinary shares of NIS 0.01 par value per share.”

Our Board of Directors recommends a vote “FOR” the foregoing resolution.

5. Proposal 2. References in Proposal 2, including under “Certain Risks Associated with the Reverse Split—Dilutive Effect on Authorized Share Capital,” to the proposed increase in authorized share capital under Proposal 1 are to Revised Proposal 1.

6. Voting Deadline. References under “Overview of Special General Meeting—How You Can Vote” (under “Voting by mailing your proxy” and “Voting by telephone through our proxy solicitor”) to the voting deadline of Tuesday, November 17, 2026 at 11:59 p.m., ET shall be deemed references to the new deadline of Tuesday, November 24, 2026 at 11:59 p.m., ET.

Revised Proxy Card; Effect on Proxies Previously Submitted; How to Vote

Enclosed with this Supplement is a revised proxy card reflecting Revised Proposal 1, Proposal 2 and the new Proposal 3, and reflecting the postponed date for the Meeting. The form of proxy card previously furnished to the SEC on October 28, 2026 was not distributed to shareholders and has been superseded by the revised proxy card. Shareholders of record should use only the enclosed revised proxy card, and shareholders holding in “street name” should follow the instructions on the voting instruction form they receive from their bank, broker or other nominee.

Our Board of Directors recommends that you vote “FOR” Revised Proposal 1, “FOR” Proposal 2, and “FOR” Proposal 3.

Extended Deadline for Submission of Proxies and Voting Instructions

As described above under item 6 of “Amendments to the Proxy Statement”, because of the postponement of the Meeting by one week, the new deadline for submitting proxies or voting instructions is 11:59 p.m. ET on Tuesday, November 24, 2026.

No Other Changes

Except as described in this Supplement, the Proxy Statement remains unchanged. There are no changes to any of the time or place of the Meeting, the record date for the Meeting (which remains Monday, November 2, 2026, at the close of business), the quorum requirements, the vote required to approve Proposal 1, or to any part of Proposal 2.

Availability of Proxy Materials

This Supplement and the revised proxy card are being mailed to shareholders of record together with the Proxy Statement and are being made available to beneficial owners through their banks, brokers or nominees. This Supplement, the Proxy Statement and the revised proxy card are also available at www.proxyvote.com, via the website of the SEC at www.sec.gov and on the “Investor Relations” section of our corporate website (www.nanox.vision). The revised proxy card replaces the form of proxy card furnished as Exhibit 99.2 to the Original Form 6-K.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE REVISED PROXY CARD OR VOTING INSTRUCTION FORM AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE OR VOTE OVER THE INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS ON YOUR REVISED PROXY CARD OR VOTING INSTRUCTION FORM. YOU CAN LATER REVOKE YOUR PROXY OR VOTING INSTRUCTIONS, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY OR BROADRIDGE NO LATER THAN TUESDAY, NOVEMBER 24, 2026 AT 11:59 P.M. ET.

By Order of the Board of Directors,

/s/ Erez Alroy
Chairman of the Board of Directors

November 12, 2026

Annex A

Amendment to Article 49 Under Proposal 3

Article 49 of the Articles shall be deleted in its entirety and replaced with the following:

49. Chairman of the Board of Directors

49.1. Election of Chairman. Subject to Article 49.2 and applicable law, the Board of Directors may, by a decision taken by a majority of the Directors, elect one of its members to serve as Chairman of the Board of Directors.

49.2. Removal or replacement of a serving Chairman. Subject to any mandatory provision of applicable law, any resolution of the Board of Directors to remove a serving Chairman from that office, to terminate his or her service in that office, or to elect another Director in his or her place while he or she continues to hold that office shall require the affirmative votes of at least two-thirds of the Directors then in office who are legally entitled to vote on that resolution.

This requirement applies whether the removal or replacement is proposed as a standalone resolution, as part of a resolution electing a successor, or as the first step in a series of resolutions or actions to effect the replacement. The Board of Directors shall not effect a removal or replacement by designating another Director as acting or interim Chairman in circumstances that would otherwise fall within this Article 49.2. The selection of a Director solely to preside at an individual meeting under Article 49.5 is governed by that Article.

49.3. Calculation of required votes. For purposes of Article 49.2, the required number of affirmative votes shall be calculated by multiplying the number of Directors then in office who are legally entitled to vote on the resolution by two-thirds. If the result is a fraction of a Director, it shall be rounded up to the next whole number. A Director who is legally entitled to vote shall be included in that calculation even if absent, abstaining or otherwise not voting. A vacant seat and a Director who is legally disqualified from voting on the resolution shall be excluded from the calculation. The meeting and vote shall otherwise be subject to the applicable notice, quorum and procedural requirements of these Articles and applicable law.

49.4. Vacancies. Article 49.2 does not apply to the election of a Chairman to fill a vacancy arising from the former Chairman’s voluntary resignation, death, cessation of office as a Director by operation of law, or other cessation of service independent of a decision or action by the Board of Directors to remove or replace that Chairman. An election to fill such a vacancy shall be governed by Article 49.1. If the Board of Directors has validly removed a Chairman under Article 49.2 and has not elected a successor as part of the same resolution, the election to fill the resulting vacancy shall also be governed by Article 49.1.

49.5. Chairing meetings and voting. The Chairman of the Board of Directors shall preside at every meeting of the Board of Directors. If there is no Chairman, or if the Chairman is not present within fifteen (15) minutes of the time fixed for the meeting, or is unable or unwilling to take the chair, the Directors present shall choose one of their number to chair that meeting. The office of Chairman of the Board of Directors shall not entitle its holder to a second or casting vote.